EXHIBIT 99.1

Foremost Clean Energy Announces Drilling at its Murphy Lake South Uranium Project

VANCOUVER, British Columbia, July 02, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), is pleased to announce that drilling is scheduled to begin this month at the Murphy Lake South Uranium Property (“Murphy”), which is located in the world-renowned Athabasca Basin region of northern Saskatchewan. This fully permitted and fully funded program is designed as a first phase of multiple potential phases, intended to test high-priority structural corridors adjacent to the renowned LaRocque Lake Conductive Corridor—host to IsoEnergy’s Hurricane Deposit, one of the highest-grade uranium discoveries in the world.

Murphy’s proximity to this corridor places it within a highly prospective structural environment, where recent exploration success has dramatically shifted perceptions of the area’s potential. The Hurricane discovery underscored the significance of graphitic fault systems and basement-rooted structures in the Mudjatik Domain, long overlooked in favor of the eastern Athabasca’s more celebrated Wollaston Domain.

Jason Barnard, President and CEO of Foremost, commented: “For years, uranium explorers focused their attention on the Wollaston Domain, and rightly so— as it produced giants like McArthur River, Cigar Lake, and Key Lake. Meanwhile, the Mudjatik Domain was considered a second-tier target, despite its deep structural complexity and close proximity to infrastructure. That mindset changed with IsoEnergy’s Hurricane discovery, which proved that world-class deposits can—and do—exist within the Mudjatik. At Murphy, we’re excited to be drilling a project with strong historical intercepts, relatively shallow unconformity depths, and clear signs of a mineralized hydrothermal system. Given its adjacency to the LaRocque Corridor and the presence of offset structures, graphitic units, and pathfinder element anomalies, we believe Murphy represents one of the best exploration opportunities in our portfolio of projects.”

The Murphy Lake South Property, covers 17,676 acres approximately 30 kilometers northwest of the McClean Lake mll and has been the focus of multiple historical drill campaigns by Denison Mines between 2008 and 2017. These programs identified uranium mineralization and key alteration features, including:

  0.25% U₃O₈ over 6 meters (MP-15-031)
  0.13% U₃O₈ over 12.5 meters just above the unconformity (MP-16-112)
  0.03% U₃O₈ over 22.5 meters from 255 to 277.5 meters (MP-16-173)
  Associated pathfinder elements such as nickel, cobalt, and boron1

Figure 1. Foremost Clean Energy Projects in Regional Context

Phase 1 drilling, is expected to begin later in July, and is planned to consist of approximately 1,500 meters of diamond drilling focused on graphitic faults and offset structures identified through past geophysics and geological interpretation. These targets are located within 200–350 meters of surface, offering an efficient test of the unconformity and underlying basement rocks. A Phase 2 winter program is contemplated to follow up on successful results and test additional conductive trends.

Murphy exhibits the essential hallmarks of an Athabasca unconformity-style system, including structural complexity, alteration, offset basement wedges, and conductive graphitic packages—all in a region that remains significantly underexplored.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 Saskatchewan Mineral Assessment File MAW01724
2   Saskatchewan Mineral Assessment File MAW02234
3 Saskatchewan Mineral Assessment File MAW02243

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/23176500-0a91-469d-bac0-80c506c76b29